Exhibit 99.4

CI FINANCIAL CORP.

ANNUAL INFORMATION FORM

March 1, 2020

CI FINANCIAL CORP.

ANNUAL INFORMATION FORM
March 1, 2020

TABLE OF CONTENTS

CI FINANCIAL CORP.	(i)
Explanatory notes	1
Forward-looking information	1
CORPORATE STRUCTURE	1
Name, Address and Formation	1
Intercorporate Relationships	2
Corporate Chart	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Three Year History	3
Recent Developments	3
DESCRIPTION OF THE BUSINESS	5
General	5
Asset Management Segment	6
Asset Administration Segment	12
Employees	14
RISK MANAGEMENT	14
DESCRIPTION OF CAPITAL STRUCTURE	14
Common Shares	15
Preference Shares	15
Debentures	15
Ratings	17
DIvidends	18
Current Dividend Policy	18
Historical Dividend Record	18
MARKET FOR SECURITIES	19
Trading Price and Volume	19
DIRECTORS AND OFFICERS	20
EXECUTIVE OFFICERS	25
Corporate Cease Trade Orders or Bankruptcies	26
Penalties and Sanctions	26
LEGAL PROCEEDINGS and regulatory actions	26
Legal Proceedings	26
Regulatory Actions	27
TRANSFER AGENT AND REGISTRAR	27
MATERIAL CONTRACTS	27
INTERESTS OF EXPERTS	28

( i )

Audit and risk Committee Information	28
Audit and Risk Committee’s Charter	28
Composition of the Audit and Risk Committee	28
Relevant Education and Experience	28
Pre-Approval Policies and Procedures	29
ADDITIONAL INFORMATION	30
General	30
APPENDIX “A”	A-1

( ii )

Explanatory notes

Unless otherwise stated, the information in this annual information form is presented as of December 31, 2019 and all references to the Corporation’s fiscal year are to the year ended December 31, 2019.

In this annual information form, unless the context otherwise requires, all references to the Corporation are to CI Financial Corp. and, as applicable, its predecessors, CI Financial Income Fund and CI Financial Inc. and references to CI or the CI Group are to the Corporation and its predecessors together with the entities and subsidiaries controlled by it and its predecessors.

Forward-looking information

This annual information form contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. When used in this annual information form, such statements use such words as “may”, “will”, “expect”, “believe”, and other similar terms. These statements are not historical facts but instead represent management’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under “Risk Management” or discussed in other materials filed by the Corporation with applicable securities regulatory authorities from time to time, including Management’s Discussion and Analysis of the Corporation’s interim and annual financial statements. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements. For a more complete discussion of the risk factors that may impact actual results, please refer to the “Risk Management” section of the Management’s Discussion and Analysis accompanying the Corporation’s annual financial statements.

Except as otherwise stated, these statements are made as of the date of this document and, except as required by applicable law, management and the board of directors of the Corporation (the “Board of Directors” or “Board”) undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name, Address and Formation

The Corporation is the successor to CI Financial Income Fund (the “Fund”), following the completion of the conversion of the Fund from an income trust to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”) on January 1, 2009 (the “Conversion”). The Fund had been created effective June 30, 2006 when CI Financial Inc. converted to an income trust. The Conversion effectively reversed this income trust conversion.

The Corporation was incorporated under the OBCA on November 12, 2008 and did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented.

On April 20, 2017, at the Annual and Special Meeting of Shareholders, shareholders confirmed the adoption of By-Law No. 2 of the Corporation, previously approved by the Board on February 16, 2017, amending the Corporation’s By-Law No. 1 to increase the quorum requirement for meetings of Shareholders to two persons present in person or by proxy holding or representing not less than 25% of the outstanding Shares of the Corporation entitled to vote at the meeting;

The registered and head office of the Corporation is 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7.

Intercorporate Relationships

The principal business of the Corporation is carried on through its subsidiaries, CI Investments Inc. (“CI Investments”) and Assante Wealth Management (Canada) Ltd. (“AWM”). The Corporation also operates through certain other subsidiaries including, but not limited to, CI Private Counsel LP (“CIPC”), GSFM Pty Limited (“GSFM”), Marret Asset Management Inc. (“Marret”), BBS Securities Inc. (“BBS”), and WealthBar Financial Services Inc. (“WealthBar”).

The table below shows the principal entities controlled by the Corporation as at December 31, 2019, including (i) the percentage of votes attaching to all voting securities of the entity beneficially owned, controlled or directed by the Corporation, and (ii) the jurisdiction of incorporation or formation:

Entity	Jurisdiction	Ownership %
CI Investments Inc.	Ontario	100%
Assante Wealth Management (Canada) Ltd.	Canada	100%

Corporate Chart

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation is one of Canada’s largest independent and diversified wealth management companies.  Over the last three years, CI has continued to evolve within the rapidly changing investment industry, while focusing on growing its business, expanding its capability and becoming a leading global wealth management firm based in Canada. CI continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities while controlling expenditures. Over the past three years, assets under management increased 12% from $117.9 billion to $132.41 billion at December 31, 2019 and assets under administration at CI’s subsidiary AWM increased 28% to $45.1 billion.

CI’s scale and diversity of its product line-up, the strength of its portfolio management teams, its close relationships with distribution partners, both affiliated and independent, and strategic acquisitions have contributed to its success. As the industry has become increasingly competitive, CI has responded by committing resources to those areas that are critical to our growth. CI has recruited top-ranked portfolio management talent so that it can offer a comprehensive range of investment approaches and expertise in specific areas, giving our clients a wide choice of styles, products and advice all within the CI brand. AWM and CIPC continue to invest in wealth planning and advisor recruitment.

Recent Developments

CEO and President Succession

On April 16, 2019, the Corporation announced Mr. Peter Anderson had made the decision to retire from his role as Chief Executive Officer and President no later than June 30, 2020. On June 24, 2019, it was announced that, effective that day, Darie Urbanky would succeed Mr. Anderson in the role of President of the Corporation. Subsequently, on August 6, 2019, the Corporation announced that Mr. Kurt MacAlpine would succeed Mr. Anderson in the role of Chief Executive Officer, effective September 1, 2019.

Mr. MacAlpine has valuable experience and insight into the North American and global wealth and asset management sectors, having served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and as Leader of the North American Asset Management Practice at McKinsey & Company.

With the support of the board of directors, Mr. MacAlpine outlined his strategic priorities for CI: Modernize CI’s asset management business, Expand CI’s wealth management platform and Globalize the Company. Mr. MacAlpine also named the four key elements that would serve as CI’s strategic foundation, namely: People, Technology, Speed and Financial Strength.

Retirement of President

On December 10, 2018, the Corporation announced that Sheila Murray, President of the Corporation, would be retiring effective March 31, 2019. She remains a member of the board of directors of the Corporation following her retirement.

Acquisitions of U.S. RIAs

On November 26, 2019, CI announced its entrance into the U.S. Registered Investment Advisor (“RIA”) market by agreeing to acquire a majority share in Surevest Wealth Management. Surevest provides a wide range of fee-only financial planning and investment management services through offices in Phoenix and Los Angeles. It specializes in servicing high-net-worth individuals through a concierge approach to wealth management. Subsequently, on December 23, 2019, CI announced that it had also agreed to acquire another majority stake in a U.S. RIA, One Capital Management, based in Westlake Village, California. One Capital has well-developed expertise in advanced wealth planning, including specializations in family office services and a division focused on the needs of professional athletes and entertainers. One Capital has developed cross-border servicing capability that CI will make available to the 300,000 Canadian families that have their primary financial relationship with CI’s wealth management companies.

Acquisition of WisdomTree

On February 19, 2020, the Corporation announced it had completed the acquisition of all of the issued and outstanding shares of WisdomTree Asset Management Canada, Inc. (“WisdomTree Canada”), the investment fund manager of WisdomTree’s Canadian exchange-traded funds. As a result of the transaction, CI added 14 Toronto Stock Exchange-listed exchange-traded funds with $972 million in assets (as of February 29, 2020) to its current ETF family. The WisdomTree Canada ETFs were rebranded CI WisdomTree ETFs and WisdomTree will continue as the index provider for the WisdomTree Canada ETFs that currently track WisdomTree’s proprietary indexes.

Acquisition of WealthBar

On January 23, 2019, the Corporation completed its acquisition of a 75% stake in WealthBar, a leading Canadian online wealth management and financial planning platform. WealthBar has a digital advice platform with industry-leading tools and services. WealthBar builds on the Corporation’s investment in its comprehensive digital strategy and continued innovation across the CI Group.

Acquisition of BBS

On November 1, 2017, the Corporation acquired 100% of the shares of BBS Securities Inc. and associated entities (the “BBS Acquisition”), including Pario Technology Corp., a financial technology company and top-ranked online brokerage (operating under the brand name Virtual Brokers). BBS provides a wide range of services to retail and institutional investors using a proprietary system that is one of the most technologically advanced and efficient brokerage platforms in the Canadian market.

Acquisition of Sentry

On October 2, 2017 the Corporation directly and indirectly acquired 100% of the shares of Sentry Investments Inc. (“Sentry”) and Sentry Investments Corp. (the “Sentry Acquisition”). This acquisition was considered a significant acquisition for the purposes of securities law and, accordingly, CI filed a Business Acquisition Report on December 6, 2017, through SEDAR. CI Investments amalgamated with Sentry on June 1, 2018 and continues under the same brand to offer a diverse range of investment products and solutions through financial advisors and investment dealers, as well as portfolio management services to a variety of institutional clients.

Industry Recognition

CI Investments continued to receive industry recognition for performance. From 2017-19, CI Investments received 88 FundGrade A+ Awards and 19 Lipper Fund Awards.

DESCRIPTION OF THE BUSINESS

General

CI is an independent Canadian company offering global asset management and wealth management advisory services. CI is well diversified with a strong presence in the Canadian asset and wealth management industry. CI is also diversified internationally through its subsidiary GSFM, an investment fund manager operating in Australia and New Zealand, as well as its majority stake in U.S. RIAs Surevest Wealth Management and One Capital Management.

Within the Canadian asset management industry, CI’s strengths include a wide selection of portfolio management teams that operate independently of one another and offer distinct investment approaches. This multi-manager model is a key factor distinguishing CI within the Canadian marketplace. CI also offers a comprehensive product lineup diversified by portfolio manager, asset class, geographic region, investment approach, and by platform, including various classes of mutual funds, segregated funds, private pools, liquid alternatives, and exchange-traded funds. CI distributes its products to Canadian investors through multiple channels, including the institutional investment market and through retail dealers and advisors across Canada. Through the acquisition of a 75% stake in WealthBar, CI also offers investors access to a digital advice platform

Within asset administration, AWM and CIPC focus on providing clients with an integrated approach to wealth planning that includes financial planning, wealth management, estate and succession planning and insurance services in addition to investment management.

CI’s asset management operations are conducted through its subsidiaries CI Investments, Marret, CIPC, and, in Australia, through GSFM. Asset administration is conducted through its subsidiary AWM.

The asset management segment provides the majority of CI’s income and derives its revenues principally from the fees earned on the management of several families of mutual, segregated, pooled, exchange-traded, and closed-end funds, and discretionary accounts. The asset administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients and capital market activities.

CI Investments is an investment fund management company engaged in the business of sponsoring, managing, distributing and administering investment funds in Canada. These products are distributed primarily through brokers, independent financial planners and insurance advisors, including AWM and CIPC financial advisors. CI Investments is also a portfolio manager and exempt market dealer.

AWM’s subsidiaries include financial services distribution companies engaged in the business of providing financial planning, investment advice, wealth management, estate and succession planning and insurance services.

As at December 31, 2019, CI, through its subsidiaries, managed over 200 core mutual/pooled funds and over 45 exchange-traded funds, closed-end investment funds or limited partnerships which are sold under various fund family names, including Black Creek Funds, Cambridge Funds, CI Funds, CI LifeCycle Portfolios, CI First Asset Funds, GSFM Funds, Marret Funds, Portfolio Series, Portfolio Select Series, Sentry Funds, Signature Funds, Synergy Funds, Assante Private Client Managed Portfolios, Stonegate Private Client Managed Portfolios, Evolution Private Managed Portfolios, and United Funds. All the CI funds, with the exception of the GSFM Funds, are collectively hereafter referred to as the “Managed Funds”. For more information about GSFM and its funds, please refer to the “International Operations” section of this annual information form. CI Investments also manages or administers segregated funds, and acts as portfolio sub-advisor to other institutions.

As at December 31, 2019, CI Investments had $132.1 billion of assets under management.

As at December 31, 2019, AWM, through its subsidiaries Assante Capital Management Ltd., Assante Financial Management Ltd. and Assante Estate and Insurance Services Inc., administered approximately $45.1 billion in mutual funds, stocks, bonds, GIC’s, insurance products and other investments for its clients.

CI Investments is committed to responsible investing. It is a signatory to the United Nations-supported Principles for Responsible Investment, as well as an Associate Member of the Responsible Investment Association, Canada’s membership association for responsible investment. CI Investments has a formal Responsible Investment Policy that addresses the integration of environmental, social and governance factors into its decision-making process when making investments for the Managed Funds.

CI’s financial results are driven primarily by the level of its assets under management, which are in turn driven by the returns earned by its funds and the net sales of the funds. As at December 31, 2019, the CI Group managed and advised on approximately $181.9 billion on behalf of more than one million investors.

Asset Management Segment

Summary

The Asset Management segment is comprised of CI Investments and Marret (collectively, “Fund Managers”), CIPC and GSFM. The Managed Funds are offered primarily through investment dealers, mutual fund dealers, and insurance advisors, including AWM financial advisors, in all jurisdictions in Canada. GSFM offers investment products to investors in Australia and New Zealand. Financial information regarding the Asset Management segment is provided in the Corporation’s annual financial statements for the fiscal year ended December 31, 2019 and its related Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com.

Products and Services

Managed Funds

As at December 31, 2019, the Fund Managers managed over 250 Managed Funds. The Managed Funds are sold or available for sale in all provinces and territories of Canada. CI Investments also administers segregated funds and manages underlying funds of segregated funds.

The CI Group offers Canadian investors a wide range of Canadian investment products through a network of investment dealers, mutual fund dealers, and insurance agents, which include AWM financial advisors. The majority of the Managed Funds are managed by five separate groups of in-house portfolio managers who are all employees of CI Investments. Certain other Managed Funds are managed by Marret, or third-party investment advisory firms. All of the portfolio managers are supported by a team of marketing, administrative and technical specialists. The diversity of the Managed Funds allows CI to take advantage of the expected continued growth in the Canadian investment fund industry.

Management of the Managed Funds

The Fund Managers are promoters and managers of each of their respective Managed Funds. Each Fund Manager provides all of the management services required by the Managed Funds managed by it, including managing or arranging for the management of investment portfolios, marketing, keeping of securityholder records and accounts, reporting to securityholders and processing transactions relating to the purchase, transfer and redemption of securities of such Managed Funds.

The Fund Managers have each entered into management agreements with each of their respective Managed Funds. For the management and administrative services provided to each Managed Fund, the relevant Fund Manager is generally paid a fee based on the average daily net asset value of each of such Managed Fund. The net asset value of a Managed Fund depends primarily on the market value of its portfolio investments. The management fees paid to the Fund Managers are comparable to other management fees charged in the Canadian investment fund industry.

In general, with the exception of certain ETFs, the Managed Funds are responsible for their own administrative and operating expenses including, without limitation, audit and legal fees, registry and transfer agency fees, custodian fees, portfolio and investment costs, expenses relating to communication with securityholders, all costs imposed by statute or regulation, and applicable Goods and Services Tax and Harmonized Sales Tax, where applicable. CI Investments has agreed to bear all of the operating expenses of the open-end mutual funds managed by CI Investments (other than certain taxes, borrowing costs, new governmental fees and forward contract costs) in return for fixed annual administration fees.

Portfolio Managers

The Fund Managers currently use in-house and third-party investment managers to provide investment advice regarding the investment portfolios of the Managed Funds. Pursuant to investment advisor agreements between the Fund Managers and certain investment management firms, the Fund Managers have retained third-party investment management firms to provide advice regarding the investment portfolios of certain Managed Funds. In general, the Fund Managers pay third-party investment management firms an annual fee equal to a percentage of the net asset value of the Managed Funds. Generally, these rates are reduced as the net asset value exceeds certain specified levels.

Distribution and Marketing of the Managed Funds

Like other asset management companies not affiliated with financial institutions, the Fund Managers rely on investment dealers and mutual fund dealers for the sale of securities of the Managed Funds. CI also has relationships with life insurance agents who are licensed to sell mutual funds and who sell individual variable annuity contracts and variable annuity policies (segregated funds) administered by CI.

The management of CI believes that the following are important factors of the asset management segment: diversity of products offered by the CI Group; experience of the investment managers of the Managed Funds; service levels provided to the dealer and the investor; and performance of the Managed Funds. CI Investments focuses on service and assistance to dealers and agents who are selling the Managed Funds, including providing materials to communicate the important features of the Managed Funds to investors and providing access to the investment managers.

With the exception of ETFs, the Fund Managers generally pay trailer fees to assist dealers in providing ongoing service to clients. These fees are payable to dealers in respect of their sales representatives who have client assets in qualifying Managed Funds throughout a calendar month. Payment is made either monthly or quarterly and is equal to a percentage of the total client assets of such sales representatives throughout the month.

CI Investments will also assist dealers and their representatives in marketing the Managed Funds. This marketing assistance is subject to regulatory requirements and may be discontinued or modified at any time.

Sales Charges Relating to the Distribution of the Managed Funds

For certain Managed Funds, investors may choose to purchase securities under the deferred sales charge method or under the initial sales commission method.

In general, if the investor purchases under the deferred sales charge method, no initial commission is paid, the entire investment is invested in securities and, upon redemption within seven years of purchase, a redemption fee will be deducted from the proceeds of redemption. On redemption, the redemption fee is calculated as a percentage of the net asset value at the time of the issue of the securities, which percentage decreases, for the standard deferred sales charge option, over a seven-year period from 5.5% in the first year to nil at the end of the period, and for the low-load sales charge option, over a three-year period from 3.0% in the first year to nil at the end of the period. The redemption fee will be deferred in respect of redemptions of securities of a Managed Fund up to a maximum established by the Fund Managers from time to time.

In general, if the investor purchases securities of the Managed Funds under the initial sales commission method, a sales commission is paid at the time of purchase and no commission is charged at the time of redemption. For purchases of securities of the Managed Funds under the initial sales commission method, the commission is negotiable between the dealer and the investor, with the maximum generally ranging from 1% to 5%. No fees or charges are otherwise deducted by the Managed Funds on redemption except for applicable short-term trading fees and in the case of a registered plan or on a transfer to other Managed Funds.

Specialized Skill and Knowledge

The Fund Managers have highly skilled and experienced employees necessary to meet the challenges of the evolving asset management industry. CI believes it has the expertise to meet the investment needs of its clients, develop new products, increase market share penetration through targeting of knowledgeable, successful investment dealers, mutual fund dealers and life insurance agents and other alternative distribution channels, and enhance investor awareness. CI continues to offer a wide range of investment products that are managed by a diversified group of investment advisors and build on its strength in both international and domestic equity, income, balanced fund products and other investment solutions.

Competitive Conditions

The Canadian mutual fund industry has grown from $3.6 billion to $1.6 trillion of mutual fund assets during the period from December 1980 to December 2019 (according to The Investment Funds Institute of Canada (“IFIC”)).

The long-term growth in the mutual fund industry is attributable to many factors, including a decline in inflation, lower interest rates, increased marketing of mutual funds and demographic trends. Government policies, at both the federal and provincial levels, also are contributing significantly to this growth by encouraging Canadians to save for retirement by increasing contribution limits for registered plans.

The growth in the mutual fund industry has resulted in increased competition. Over time, the market has developed into distinct segments: mutual fund groups owned by chartered banks and insurance companies; and the independent mutual fund groups. According to industry data, mutual fund companies owned by chartered banks and insurance companies have significantly increased their market share over the past decade. Several foreign-owned mutual fund groups also operate in Canada and the presence of well-capitalized foreign mutual fund groups in the Canadian fund industry has also increased competition.

More recently, the industry has been affected by the rapid growth of exchange-traded funds (“ETFs”) and the entrance of automated investment platforms or “robo-advisors.” Assets held in Canadian-listed ETFs have increased from $89.5 billion in December 2015 to $204.8 billion as of December 31, 2019, according to the Canadian ETF Association. In addition, during 2019, seven new ETF sponsors debuted in Canada, according to the Association. Sponsors include a number of Canadian banks and investment firms, as well as foreign-owned asset managers. While ETFs can be the vehicle for a variety of investment mandates, they generally have significantly lower management fees overall when compared to mutual funds. CI entered the ETF market in 2015 with the purchase of First Asset Investment Management Inc., and has continued to grow this business, integrating First Asset with CI Investments in 2019 to rebrand as CI First Asset.

Automated investment platforms are online platforms that typically offer low-cost investment portfolios that are automatically rebalanced. They generally reduce costs by investing in ETFs and by minimizing the range of wealth management services they offer. These platforms are relatively new to the Canadian market. CI acquired a 75% stake in WealthBar, a leading Canadian participant in this space.

A discussion on competitive conditions affecting CI also appears under the heading “Risk Management – Competition” in the Management’s Discussion and Analysis for the year ended December 31, 2019, available on SEDAR at www.sedar.com.

There has been significant consolidation among Canadian mutual fund management companies, driven by a desire to achieve economies of scale in marketing, distribution and administration. The consequences of this consolidation include:

(a)	a decline in the number of mutual fund and institutional asset management companies listed on the Toronto Stock Exchange (“TSX”);

(b)	a segmentation of the industry into two distinct parts: mutual fund management groups owned in whole or in part by chartered banks, insurance companies, or other large domestic and foreign groups, and independent mutual fund management companies; and

(c)	an increasing concentration of the larger industry participants in terms of mutual fund assets under management.

Mutual Fund and ETF Assets As at December 31, 2019 (in billions of dollars except percentages)
Total Canadian mutual fund and ETF industry(1)	$1,836.4
CI Investments’ total Canadian mutual fund and ETF assets under management	$120.5
% of total industry	6.6%

Notes:

(1)	Source: Investor Economics and CI Financial.

The mutual fund industry continues to face ongoing regulatory changes. On October 3, 2019, the Canadian Securities Administrators announced amendments to National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations to enhance the client-registrant relationship (“Client Focused Reforms”). The intent of the Client Focused Reforms is to better align the interests of registrants with the interests of their clients, improve outcomes for clients, and make clearer to clients the nature and the terms of their relationship with registrants. Implementation of the Client Focused Reforms will occur throughout 2020 and 2021.

On December 19, 2019 the CSA announced they would be moving forward with banning two types of embedded commissions in some mutual fund purchases: i) upfront sales commissions by investment fund organizations to dealers; and ii) trailing commissions to execution only dealers. The CSA has noted these rule changes will be published in 2020 but will not be harmonized across each provincial and territorial regulator.

In Canada, the investment management industry, and in particular the mutual fund segment, is a highly- regulated industry. Applicable securities legislation imposes restrictions on, among other things, incentives that may be offered to dealers and the forms of advertising which may be used by mutual fund managers, and also imposes disclosure and reporting requirements on the Managed Funds. A discussion of regulatory and legal risks affecting CI appears under the heading “Risk Management – Regulatory and Legal Risk” in the Management’s Discussion and Analysis for the year ended December 31, 2019, available on SEDAR at www.sedar.com.

New Products

In the year ended December 31, 2019, CI Investments launched CI Mosaic ETF Portfolios, actively managed mutual funds of ETFs that bring together the value-added potential of professionally managed investment exposure with the cost-effective characteristics of ETFs. Other product launches included CI First Asset High Interest Savings ETF, CI First Asset Global Asset Allocation ETF, CI First Asset MSCI World ESG Impact ETF, Munro Global Growth Equity Fund, CI Canadian Dividend Private Pool, CI Global Equity Core Private Pool, CI High Interest Savings Fund, and CI MSCI World ESG Impact Fund.

In January 2020, CI Investments launched ETF versions of its liquid alternative mutual funds, making these mandates available to a wider range of investors, who can now choose the investment structure they prefer.

International Operations

CI acquired GSFM on November 15, 2016. GSFM offers investment products to investors in Australia and New Zealand in partnership with investment managers in Australia and around the world, further adding to the suite of products offered by CI. GSFM specializes in marketing investment products managed by Australian and global managers to Australian and New Zealand investors. GSFM enters into exclusive relationship agreements with fund managers and provides marketing, distribution and client relations services for investment funds and mandates in Australia and New Zealand in exchange for fees. GSFM currently manages six funds, distributes six others, and had A$6.9 billion in assets under management at December 31, 2019.

Intangible Properties

CI Investments owns a number of registered and unregistered trade-marks including CI Investments, CI Funds, CI Preferred Pricing, Synergy Funds, Signature Funds, United Pools, Optima Strategy, and Cambridge. These trade-marks are important elements in differentiating the Managed Funds from CI Investments’ competitors and marketing the Managed Funds to clients and advisors.

Asset Administration Segment

Summary

The Asset Administration segment, carried out by AWM and its subsidiaries, along with CIPC, offers clients in Canada a wide range of products and services, encompassing a multidisciplinary approach to investment advice, wealth management, financial, tax, estate, succession and philanthropic planning, and insurance services. Financial information regarding the Asset Administration segment is provided in the Corporation’s annual financial statements for the fiscal year ended December 31, 2019 and related Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com. Results of CIPC are not included as part of the Asset Administration segment for financial reporting purposes.

Products and Services

The principal businesses of AWM, its subsidiaries, and CIPC is the provision of products and services tailored to meet the specific objectives and the wealth management needs of their clients. These products and services are developed and/or distributed through AWM, its subsidiaries, and CIPC, which include a securities dealer (Assante Capital Management Ltd.), a mutual fund dealer (Assante Financial Management Ltd.) and insurance agents (Assante Estate and Insurance Services Inc.).

AWM’s affiliates provide a wide range of products and services consisting of portfolio management, investment advisory services, the distribution of securities (including mutual funds), insurance products, banking products, and wealth management services, including financial, tax, estate, succession and philanthropic planning. The principal markets for AWM’s products and services are affluent and high-net-worth individuals residing in Canada.

AWM’s unique distribution strategy and operating platform are distinguished in its sector. Its distribution network provides AWM direct access to experienced advisors with an established and growing base of clients. Through these advisors, many clients elect to delegate the responsibility for portfolio management, manager selection and monitoring, and wealth planning to AWM’s in-house team of investment and wealth management professionals. CIPC’s operating platform is designed to allow the advisor to work with this team of professionals to provide holistic advice and one-stop solutions for the increasingly complex and sophisticated needs of their clients.

CIPC provides discretionary investment counsel services to high-net-worth and ultra-high-net-worth clients. These investment and wealth planning services may be accessed by AWM advisors on behalf of their clients, or directly through Stonegate Private Counsel LP.

Specialized Skill and Knowledge

AWM and CIPC have highly skilled and experienced advisors, branch staff and wealth planning professionals to meet the challenges of the evolving investment advisory industry. AWM and CIPC believe they have the expertise to continue to meet the specific objectives and wealth management needs of their clients, to increase market share penetration through targeting mass affluent and affluent segments of the Canadian investor landscape, and to enhance investor understanding of the elements necessary to provide financial well-being. AWM and CIPC’s objectives are to continue to offer a complete suite of wealth management services to their clients to assist them in achieving their financial goals.

To handle future growth, AWM and CIPC expects to continue, as appropriate, to upgrade their advanced information systems and increase training and development for their advisors and employees, as well as continue to enhance their compliance infrastructure to promote stronger governance, all with the objective of ensuring that they provide accurate and timely service to their advisors and clients.

Competitive Conditions

The financial services industry is very competitive with many institutions and companies such as banks, trust companies, insurance companies, portfolio managers, security brokerage companies and mutual fund dealers, all competing for the business of affluent investors. In addition, foreign-based mutual fund companies and banks have established operations in Canada. The financial services industry in Canada has also moved towards offering comprehensive fee-based investment management services for clients, increasing the need to enhance investor understanding and deliver transparent reporting of the advisory services being provided.

AWM experienced another year of positive net sales, particularly in the high-net-worth segment. The organization has had success in building brand awareness and increasing recruiting activities. AWM believes that it is well-positioned in terms of its competitors in the marketplace. While there are many organizations providing financial advisory and financial management services or manufacturing investment products, very few of them are similar to AWM in providing financial product manufacturing integrated with the delivery of a comprehensive offering of products and services (including proprietary products) through its own distribution network. The operation of a unified financial advisory business in Canada is designed to provide a collaborative approach and economies of scale for AWM’s wealth management programs and financial advisor network. A discussion of competitive conditions affecting AWM also appears under the heading “Risk Management – Competition” in the Management’s Discussion and Analysis for the year ended December 31, 2019, available on SEDAR at www.sedar.com.

Intangible Properties

AWM, through CI Investments, owns certain registered and unregistered trade-marks such as Assante and Assante Wealth Management. These trade-marks are important elements in differentiating AWM’s services from those offered by its competitors.

International Operations

On November 26, 2019, CI announced that it had signed an agreement to purchase a majority stake in Surevest Wealth Management, a Phoenix-based RIA. On December 23, CI announced that it had signed another agreement with a U.S RIA, agreeing to purchase a majority stake in One Capital Management LLC, based in Westlake Village, California.

Cycles

Generally, revenues are consistent throughout the year, with a slight increase in the first quarter due to increased investment activity during the Canadian RRSP season.

Employees

As at December 31, 2019, 1,793 people were employed by the CI Group.

RISK MANAGEMENT

There is risk inherent in the conduct of a wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting CI and client assets. It is an on-going process involving the Board of Directors, the Chief Risk Officer, and CI’s Risk Management Committee, comprised of senior executives representing CI’s business units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.

Monitoring, evaluating and managing risk is a shared responsibility at CI. The Risk Management Committee works to manage risk and ensure that business strategies and activities are consistent with CI’s risk appetite. Regular reports are provided to the Audit and Risk Committee of CI’s Board.

As noted above, the Risk Management Committee is comprised of senior executives from each core business unit and operating area at CI. CI has developed an enterprise wide approach to monitoring, evaluating and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis and then assess the likelihood of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize or avoid negative consequences and these risk mitigation processes are implemented and monitored with each business unit to bring risks to an acceptable risk level.

A discussion of the risks affecting CI appears under the heading “Risk Management” in the Management’s Discussion and Analysis for the year ended December 31, 2019 and is incorporated by reference and available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a brief summary of the Corporation’s authorized share capital and its outstanding debt securities. The authorized share capital is established in the Corporation’s articles of incorporation, as amended. This summary may not be complete and is subject to, and qualified in its entirety by reference to, CI’s articles of incorporation, as amended, and to the applicable trust indenture pursuant to which the Debentures are created and outstanding.

The Corporation’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 1, 2020 there were 220,009,337 common shares issued and outstanding. No preference shares have been issued by the Corporation.

Common Shares

Holders of common shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board (subject to the rights of shares, if any, having priority over the common shares) and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding up, subject to the rights of shares, if any, having priority over the common shares.

Preference Shares

Each series of preference shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by the Board prior to the issuance thereof. Holders of preference shares, except as required by law or as provided in the rights, privileges, restrictions and conditions of a particular series, will not be entitled to vote at meetings of shareholders of the Corporation. With respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the preference shares of each series shall rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preference shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preference shares as may be determined at the time of creation of such series.

Debentures

2024 Debentures

On July 22, 2019, the Corporation completed an offering of $350,000,000 principal amount of debentures due July 22, 2024 (“2024 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated July 18, 2019 to the Corporation’s short form base shelf prospectus dated December 22, 2017. Interest on the 2024 Debentures is paid semi-annually in arrears on January 22 and July 22 each year, commencing on January 22, 2020 at a rate of 3.215% per annum.

2023 Debentures

On July 20, 2018, the Corporation completed an offering of $325,000,000 principal amount of debentures due July 20, 2023 (“2023 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated July 18, 2018 to the Corporation’s short form base shelf prospectus dated December 22, 2017. Interest on the 2023 Debentures is paid semi-annually in arrears on January 20 and July 20 each year, commencing January 20, 2019, at a rate of 3.520% per annum.

2027 Debentures

On September 27, 2017, the Corporation completed an offering of $250,000,000 principal amount of debentures due September 27, 2027 (“2027 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated September 21, 2017 to the Corporation’s short form base shelf prospectus dated December 21, 2015. Interest on the 2027 Debentures is paid semi-annually in arrears on March 27 and September 27 each year, commencing on March 27, 2018, at a rate of 3.904% per annum.

2021 Debentures

On November 25, 2016, the Corporation completed an offering of $200,000,000 principal amount of debentures due November 25, 2021 (“2021 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated November 22, 2016 to the Corporation’s short form base shelf prospectus dated December 21, 2015. Interest on the 2021 Debentures is paid semi-annually in arrears on May 25 and November 25 each year, commencing May 25, 2017, at a rate of 2.775% per annum.

2020 Debentures

On December 7, 2015, the Corporation completed an offering of $450,000,000 principal amount of debentures due December 7, 2020 (“2020 Debentures”, and together with the 2023 Debentures, 2027 Debentures, and 2021 Debentures, the “Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated December 2, 2015 to the Corporation’s short form base shelf prospectus dated January 6, 2014. Interest on the 2020 Debentures is paid semi-annually in arrears on December 7 and June 7 in each year, commencing June 7, 2016, at a rate of 2.645% per annum.

The Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated December 16, 2009 between the Corporation and Computershare Trust Company of Canada, providing for the creation and issuance of up to $2,000,000,000 aggregate principal amount of debt securities.

The 2024 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated July 22, 2019 between the Corporation and Computershare Trust Company of Canada, providing for the issuance of an unlimited aggregate principal amount of debt securities.

The Corporation may elect to redeem the Debentures prior to their stated maturity dates, provided certain notice is given and applicable premium to principal amounts are paid. For more information about the Corporation’s early redemption rights, please refer to the applicable supplemental indenture to the applicable trust indenture, available on SEDAR at www.sedar.com. The Debentures are not redeemable at the election of the holders thereof.

If a Change of Control Triggering Event (defined below) occurs, the Corporation will be required to make an offer to repurchase the Debentures at a price payable in cash equal to 101% of the outstanding principal amount of the applicable Debenture together with accrued and unpaid interest, to the date of purchase. A “Change of Control Triggering Event” occurs if there is both a Change of Control of the Corporation and a Rating Event. A “Change of Control” occurs if there is a sale of all or substantially all of the assets of the Corporation or the acquisition of beneficial ownership of more than 50% of the votes attaching to the shares of the Corporation that ordinarily have voting power for the election of directors of the Corporation. A “Rating Event” occurs for a particular Debenture if, following a Change of Control or announcement of a Change of Control, the rating of the particular Debenture is lowered to below investment grade rating (below BBB- for Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., (“S&P”) and BBB (low) for DBRS Limited (“DBRS”)) by each of the rating agencies who rate the particular Debenture, if there are two or less than two such agencies, and by two out of three of the agencies, if the particular Debenture is rated by three agencies.

Reference is made to the applicable trust indenture for a full description of the terms of the particular Debentures. The trust indentures, amendments, and supplements are available on SEDAR at www.sedar.com.

Ratings

The Debentures are rated BBB (high) with a “Negative” trend by DBRS. The “BBB (high)” rating assigned to the Debentures represents the fourth highest of the ten rating categories available from DBRS for long-term debt. Under the DBRS system, debt securities rated BBB (high) are of adequate credit quality and the capacity for the payment of financial obligations is considered acceptable. While this is a favourable rating, entities in the BBB (high) category are considered to be more vulnerable to future events than higher-rated companies. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle category. According to DBRS, the “Negative” trend helps give investors an understanding of DBRS’s opinion regarding the outlook for the rating.

The Corporation has received a corporate credit rating from S&P of BBB+ with a “Negative” outlook. In addition, the Debentures are rated BBB+ by S&P. The “BBB+” rating is the fourth highest of the ten major rating categories for long-term debt and indicates S&P’s view that the Corporation’s capacity to meet its financial commitment on the obligations is adequate, however, adverse economic conditions or changing circumstances are more likely to weaken the Corporation’s capacity to meet its financial commitments than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular ratings category. A rating trend or outlook, expressed as positive, stable, negative or developing, provides S&P’s opinion regarding the outlook for the rating in question over the medium term.

The Corporation paid customary rating fees to DBRS and S&P in connection with the ratings. Other than in the ordinary course of customary ratings fees as aforesaid, in the past two years, the Corporation did not make any payments to either DBRS or S&P in respect of any other services provided by either DBRS or S&P to the Corporation.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

DIvidends

Current Dividend Policy

The Corporation currently pays a quarterly cash dividend. The Board has declared dividends of $0.18 per share to be paid to shareholders of record on each of March 31, 2020 and June 30, 2020. Dividends are paid at the discretion of the Board and the dividend rate will be reviewed from time to time by the Board after giving consideration to CI’s cash flow, financial position, net earnings, sales outlook and other relevant factors.

Historical Dividend Record

2019

During 2019 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
March 31, 2019	April 15, 2019	0.18
June 30, 2019	July 15, 2019	0.18
September 30, 2019	October 15, 2019	0.18
December 31, 2019	January 15, 2020	0.18
	Total	0.72

2018

During 2018 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
January 31, 2018	February 15, 2018	0.1175
February 28, 2018	March 15, 2018	0.1175
March 31, 2018	April 13, 2018	0.1175
April 30, 2018	May 15, 2018	0.1175
May 31, 2018	June 15, 2018	0.1175
June 30, 2018	July 13, 2018	0.1175
July 31, 2018	August 15, 2018	0.1175
September 30, 2018	October 15, 2018	0.18
December 31, 2018	January 15, 2019	0.18
	Total	1.825

2017

During 2017 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
January 31, 2017	February 15, 2017	0.115
February 28, 2017	March 15, 2017	0.115
March 31, 2017	April 13, 2017	0.115
April 30, 2017	May 15, 2017	0.115
May 31, 2017	June 15, 2017	0.1175
June 30, 2017	July 14, 2017	0.1175
July 31, 2017	August 15, 2017	0.1175
August 31, 2017	September 15, 2017	0.1175
September 30, 2017	October 13, 2017	0.1175
October 31, 2017	November 15, 2017	0.1175
November 30, 2017	December 15, 2017	0.1175
December 31, 2017	January 15, 2018	0.1175
	Total	1.40

MARKET FOR SECURITIES

Trading Price and Volume

The common shares are listed and posted for trading on the TSX under the trading symbol “CIX”. The price ranges and volume traded of the common shares on the TSX for each month for the fiscal year ended December 31, 2019 are set out below.

Price ($)

Month	High	Low	Trading Volume
January	18.58	16.92	12,163,785
February	19.44	17.225	12,167,154
March	19.25	17.71	20,290,165
April	19.72	17.96	12,344,173
May	20.97	18.99	13,209,345
June	21.57	20.18	11,850,023
July	21.97	20.35	9,733,879
August	20.63	18.00	12,201,289
September	19.655	18.58	11,161,083
October	19.47	18.26	8,269,556
November	21.225	18.98	9,901,394
December	22.24	20.34	12,961,040

DIRECTORS AND OFFICERS

The following table sets out important information regarding each of the Directors at March 1, 2020.

William (Bill) Butt

Toronto, Ontario Canada

Director Since 2019

Independent

Age: 57

Areas of Expertise:

Accounting and Finance; Mutual

Funds / Financial Services;

Strategic Leadership

2019 votes in favour: 96.86

Mr. Butt joined the Board of Directors in 2019.

Mr. Butt spent many years with BMO Financial Group, most recently as Global Head of Investment and Corporate Banking, a role in which he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. Bill sat on BMO's Management Committee and BMO Capital Markets' Executive Operating and Management Committees. Bill currently serves on the board of directors of OMERS Administration Corporation and acts as Chair of its Investment Committee.

He holds a Bachelor of Commerce from the University of Windsor, an MBA from the Ivey Business School, and the ICD.D designation from the Institute of Corporate Directors.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 30,160
($ value based on closing price of CI shares on March 1, 2020) $672,266
Board Committees Audit and Risk (Chair)

Brigette Chang-Addorisio Toronto, Ontario Canada Director Since 2018 Independent Age: 43 Areas of Expertise: Accounting and Finance; Strategic Leadership 2019 votes in favour: 96.37%	Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders and its CEO from 1996 to 1999. Ms. Chang-Addorisio is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a B. Comm from Queen’s University and a B. Edu from the University of Toronto.
CI Shares Owned or Controlled 10,217,497[1]
($ value based on closing price of CI shares on March 1, 2020) $227,748,008
Board Committees Audit and Risk Governance, Human Resources, and Compensation

William T. Holland

Toronto, Ontario Canada

Director Since 1994

Not Independent

Age: 61

Areas of Expertise:

Financial Services; Mutual Funds; CEO Experience; Strategic Leadership;

Wealth Management

2019 votes in favour: 97.51%

Mr. Holland is Chairman of the Board of the Corporation.

He joined CI in 1989 and worked in progressively senior roles before being appointed Chief Executive Officer in 1999, a position he held for more than 10 years. Under his leadership, CI significantly expanded its product lineup, diversified its distribution and made a number of acquisitions that contributed strongly to the company’s growth and presence in the Canadian wealth management industry.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 7,915,827
($ value based on closing price of CI shares on March 1, 2020) $176,443,784
Other Public Board Directorships Mr. Holland is a director of Real Matters Inc., a technology company that provides services for the mortgage lending and insurance industries.

1 Ms. Chang-Addorisio has 100% beneficial interest and control in respect of 471,257 shares, and 50% beneficial interest and 47% voting rights in respect of 9,746,240 Shares owned by G. Raymond Chang Ltd.

Kurt MacAlpine

Chicago, Illinois, USA

Director Since September 2019

Not Independent

Age: 38

Areas of Expertise:

Financial Services; Mutual Funds; ETFs;
Strategic Leadership;

Wealth Management

2019 votes in favour: (N/A)

Mr. MacAlpine was appointed Chief Executive Officer and Director of the Corporation in September 2019. He has extensive experience in the global asset and wealth management industry, having previously served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and as a Partner and Leader of the North American Asset Management Practice at McKinsey & Company.

At WisdomTree, a global asset manager and exchange-traded fund sponsor based in New York, Mr. MacAlpine was responsible for all client-facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses. He was a member of the company’s global executive management committee and sat on the boards of several of its international entities.

Prior to joining WisdomTree in July 2015, Mr. MacAlpine was a Partner at McKinsey, a global management consulting firm, based in its New York office. In his role as a Partner, he managed global consulting teams working with some of the largest asset and wealth managers in the world on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development.

Mr. MacAlpine holds a Bachelor of Commerce degree from Saint Mary’s University and an MBA from Queen’s University.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 203,136
($ value based on closing price of CI shares on March 1, 2020) $4,527,901

David P. Miller Toronto, Ontario Canada Director Since 2013 Independent Age: 70 Areas of Expertise: Business Administration; Legal/Governance Matters; Risk Management 2019 votes in favour: 84.07%

Until December 2018, Mr. Miller was the Chief Legal and Corporate Affairs Officer and Secretary of Rogers Communications Inc. He had been with Rogers for over 25 years in increasingly senior roles, and has extensive experience in acquisitions and public and private financing. Mr. Miller holds a BCL and LLB from McGill University.

CI Shares/Deferred Share Units owned or controlled 14,928
($ value based on closing price of CI shares on March 1, 2020) $332,745
Board Committees Governance, Human Resources, and Compensation (Chair)

Tom P. Muir

FCPA, FCA, FCBV

Toronto, Ontario Canada

Director Since 2011

Independent

Age: 64

Areas of Expertise:

Business Administration;

Accounting and Finance;
Financial Services;

Legal/Governance Matters

2019 votes in favour: 99.36%

Mr. Muir is the Lead Director of the Corporation.

Mr. Muir was Co-Managing Director of Muir Detlefsen & Associates Limited from 2007 through 2017. His prior positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc. and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc. Mr. Muir has served on the Board of Directors of many public companies in the past, including serving as Lead Director, Chair of Audit/Finance Committees and on Governance & HR Committees. Mr. Muir is a Fellow, Chartered Professional Accountant and a Fellow, Chartered Business Valuator. Mr. Muir has a BComm from the University of Toronto.

CI Shares owned or controlled 40,392
($ value based on closing price of CI shares on March 1, 2020) $900,338
Board Committees Audit and Risk Governance, Human, Resources and Compensation

Sheila A. Murray

Toronto, Ontario Canada

Director Since 2018

Not Independent

Age: 64

Areas of Expertise:

Financial Services; Regulatory
Affairs; Legal / Governance
Matters; Strategic Leadership;
Risk Management; Human
Resources / Compensation;

2019 votes in favour: 84.20%

Ms. Murray first joined the Corporation in 2008 as Executive Vice-President, General Counsel and Secretary, and acted as President of the Corporation from 2016 to until her retirement in 2019. Ms. Murray holds a B.Comm and LLB from Queen’s University.
CI Shares/Restricted Share Units Owned or Controlled 85,684
($ value based on closing price of CI shares on March 1, 2020) $1,909,896
Other Public Board Directorships Ms. Murray is Chair of the board of Teck Resources Limited, a director of Granite Real Estate Investment Trust, and a director of Granite REIT Inc.

Paul J. Perrow Toronto, Ontario Canada Director Since 2018 Independent Age: 56 Areas of Expertise: Financial Services; Strategic Leadership 2019 votes in favour: 99.24%	Mr. Perrow has over 25 years of valuable experience in the asset management industry. Mr. Perrow was Senior Vice President, Director of Sales and Marketing with CI Investments Inc. until December 1996. He has held a number of other senior industry positions including Managing Partner of Red Sky Capital, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital and President and CEO of BluMont Capital.
CI Shares Owned or Controlled 385,000
($ value based on closing price of CI shares on March 1, 2020) $8,581,650
Board Committees Audit and Risk Governance, Human Resources, and Compensation

The term of office of each director will expire at the termination of the next annual meeting of holders of the common shares or until his successor is elected or appointed.

EXECUTIVE OFFICERS

The following chart sets out information concerning the executive officers of the Corporation.

Name	Position	Principal Occupation within the Preceding Five Years
William T. Holland Toronto, Ontario, Canada	Chairman of the Board, CI Financial Corp.	Prior to May 2017, Executive Chairman of the Board since January 2016. Prior to January 2016, Chairman of the Board since May 2012.
Kurt MacAlpine Chicago, Illinois, USA	Chief Executive Officer, CI Financial Corp.	Prior to September 2019, Executive Vice-President and Chief Distribution Officer, Wisdomtree Investments Inc., since July 2015
Rohit D. Mehta Toronto, Ontario, Canada	Executive Vice-President, CI Financial Corp.	President, First Asset since May 2017. Prior to May 2017 Vice-President, First Asset since October 2009.
Douglas J. Jamieson Toronto, Ontario, Canada	Executive Vice-President and Chief Financial Officer, CI Financial Corp.	Prior to June 2013, Senior Vice-President since December 2008.
Darie P. Urbanky Toronto, Ontario, Canada	President and Chief Operating Officer, CI Financial Corp.	Prior to June 2019, Executive Vice-President and Chief Operating Officer, since September 2018. Prior to September 2018, Executive Vice-President since February 2018. Chief Operating Officer, CI Investments, since September 2018*. Prior to September 2018, Executive Vice-President and Chief Technology Officer since February 2018. Prior to February 2018, Senior Vice-President and Chief Technology Officer, CI Investments since July 2016. Prior to July 2016, Vice-President, CI Investments since October 2010.
Edward Kelterborn Toronto, Ontario, Canada	Chief Legal Officer, CI Financial Corp.	Director, Senior Vice-President and General Counsel, CI Investments, since February 2019*, Senior Vice-President and General Counsel, CI Investments since March 2017. Prior to March 2017, General Counsel, CI Investments since September 2016. Prior to September 2016, Senior Vice-President, Legal & Operations, First Asset since July 2012.
Lorraine Blair Georgetown, Ontario, Canada	Executive Vice-President and Chief Talent Officer	Prior to May 2019, Senior Vice-President, Human Resources, CI Investments since December 2010.

*Continues to hold this position.

As at March 1, 2019, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 19,073,354 common shares, restricted share units, and deferred share units (representing approximately 8.6% of the outstanding common shares).

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation (a) are, as at the date hereof, or have been, within the 10 years before the date of this annual information form, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (b) are, as at the date of this annual information form, or have been within 10 years before the date of this annual information form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (c) have, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties and Sanctions

To the knowledge of CI, none of the directors or executive officers of CI nor any personal holding company owned or controlled by any of them (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS and regulatory actions

Legal Proceedings

CI Investments is a party to two class action proceedings brought by investors in CI Investments’ mutual funds, in each case asking for unspecified damages resulting from CI Investments’ alleged failure to implement measures to fully protect the funds’ investors against costs of frequent trading activity. These proceedings were instituted in 2004 in the provinces of Ontario, currently led by representative plaintiff Manon Sim, and Quebec, currently led by representative plaintiff Claude Ravary. The Quebec class action was authorized on September 17, 2010.  On December 12, 2013, the Supreme Court of Canada denied an appeal by CI Investments in the Ontario class action. The decision is not a finding of liability against CI Investments, but simply allows the Ontario class action against CI Investments and one other mutual fund company to proceed. CI Investments intends to vigorously defend itself in the both class actions on the basis that, among other things, the affected investors in its funds were fully compensated by CI Investments through a compensation program that was established in 2004 in a settlement agreement with the Ontario Securities Commission (“OSC”).

Regulatory Actions

From time to time, in the ordinary course of business, CI is assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to CI. In 2019, CI paid administrative filing fees relating to late filings to the OSC in the aggregate amount of $35,500. Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. acts as Transfer Agent and Registrar for the common shares and maintains registers of transfers of the common shares in Toronto, Montreal and Vancouver.

MATERIAL CONTRACTS

The following contracts can reasonably be regarded as material to CI:

(a)	The trust indenture between CI Financial Corp. and Computershare Trust Company of Canada, dated December 16, 2009, together with the Fourth Supplement Indenture dated December 7, 2015, pursuant to which the 2020 Debentures have been issued, the Fifth Supplemental Indenture dated November 25, 2016, pursuant to which the 2021 Debentures have been issued, the Sixth Supplement Indenture dated September 27, 2017, pursuant to which the 2027 Debentures have been issued, and the Seventh Supplemental Indenture dated July 20, 2018, pursuant to which the 2023 Debentures have been issued.

(b)	The trust indenture between CI Financial Corp. and Computershare Trust Company of Canada, dated July 22, 2019, together with the First Supplemental Indenture dated July 22, 2019, pursuant to which the 2024 Debentures have been issued.

(c)	The revolving credit facility between CI and the Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada which was amended and restated on October 3, 2018, which provides for a $700 million credit facility with a revolving period that extends to December 11, 2021.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, the external auditors of the Corporation, reported on the fiscal 2019 audited financial statements of the Corporation which were filed by the Corporation with securities regulators pursuant to National Instrument 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Audit and risk Committee Information

Audit and Risk Committee’s Charter

The Audit and Risk Committee has adopted a written charter that sets out its mandate and responsibilities. A copy of the charter is attached hereto as Appendix “A”.

Composition of the Audit and Risk Committee

The Audit and Risk Committee is comprised of four Directors, each of whom is independent and financially literate (as such terms are defined under National Instrument 52-110 – Audit Committees): William (Bill) Butt (Chair), Brigette Chang-Addorisio, Tom Muir, and Paul Perrow.

Relevant Education and Experience

The following summarizes the education and experience of each Audit and Risk Committee member that is relevant to the performance of his responsibilities as an Audit and Risk Committee member.

William (Bill) Butt, 57, Chair of the Audit and Risk Committee. Mr. Butt spent many years with BMO Financial Group, most recently as Global Head of Investment and Corporate Banking, a role in which he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. Bill sat on BMO's Management Committee and BMO Capital Markets' Executive Operating and Management Committees. Bill serves on the board of directors of OMERS pension fund company and was Chair of its Audit and Actuarial Committee from 2015-2019 and is currently Chair of its Investment Committee. He holds a Bachelor of Commerce from the University of Windsor, an MBA from the Ivey Business School, and the ICD.D designation from the Institute of Corporate Directors.

Brigette Chang-Addorisio, 43, is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a B. Comm from Queen’s University and a B. Edu from the University of Toronto. Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders. She also serves as a director for two private companies.

Tom P. Muir, 64, was Co-Managing Director of Muir Detlefsen & Associates Limited, an investment company, from 2007 through 2017. His prior positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc. and Co-Head of the Investment Banking Group at RBC Dominion Securities Inc. He has served on the Board of Directors of numerous public and private companies. Mr. Muir is a Fellow, Chartered Professional Accountant and Fellow, Chartered Business Valuator. Mr. Muir has a BComm from the University of Toronto.

Paul Perrow, 56, has over 25 years of valuable experience in the asset management industry. He has held a number of senior industry positions including Managing Partner of Red Sky Capital, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital and President, CEO of BluMont Capital, and CEO of Integrated Asset Management Corp. In his role as a Governor on the Board of Governors of CI Mutual Funds Inc., he was responsible for analyzing and evaluating financial statements of numerous mutual funds. He also acts as Chair of the investment committee of Holland Bloorview Hospital.

Pre-Approval Policies and Procedures

The following policies and procedures have been adopted by the Audit and Risk Committee for the engagement of CI’s external auditors for non-audit services.

On proposed non-audit services, the timing of which is not urgent, management is required to submit a request for pre-approval of same at the next quarterly Audit and Risk Committee meeting.

For all other proposed non-audit services, the Audit and Risk Committee has delegated to its Chairman the responsibility and authority to review and, in his discretion, approve the proposed non-audit services under the following procedures. Designated finance personnel are required to submit to the Chairman of the Audit and Risk Committee, in writing, a request for pre-approval of the particular non-audit service, such request to disclose all necessary details of the proposed non-audit services such as the scope of work, the estimated time for completion, and the estimated fees for such services. Except in extenuating circumstances, requests shall be made to the Chairman prior to the engagement of the auditors for the particular service. Upon receipt of the request, the Chairman of the Audit and Risk Committee shall promptly either accept the request or decline the request with brief reasons, in either case in writing and after taking into account the impact of the services on the auditors’ independence. Management must present any requested pre-approvals to the Audit and Risk Committee at its next quarterly meeting. CI shall retain all correspondence pertaining to the requests in its records.

External Auditors’ Service Fee

The aggregate amounts paid or accrued by CI with respect to fees, excluding expenses, payable to the external auditors for audit, audit-related, tax and other services for the fiscal years ended December 31, 2019 and December 31, 2018 were as follows:

Type of Service	Fiscal year ended December 31, 2019 ($)	Fiscal year ended December 31, 2018 ($)
Audit Fees	1,037,750	1,316,000
Audit-Related Fees(1)	423,250	255,000
Tax Fees(2)	45,000	45,000
All Other Fees(3)	100,000	25,000
Canadian Public Accountability Board Fee	20,000	24,340
Total	1,626,000	1,665,340

Notes:

(1)       The services comprising these fees were quarterly reviews, translation, and acquisition analysis.

(2)       The services comprising these fees were tax returns and other tax advice.

(3)       The services comprising these fees were access to research and interpretation of regulations and standards.

ADDITIONAL INFORMATION

General

Additional information relating to CI may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of CI common shares, and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular for the Annual Meeting of Shareholders held on June 24, 2019. Additional financial information is provided in CI’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

APPENDIX “A”

CI FINANCIAL CORP.

AUDIT AND RISK COMMITTEE CHARTER

As of February 13, 2020

1.	Purpose and Scope

The Audit and Risk Committee (the “Committee” or the “Audit Committee”) of CI Financial Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements, as well as exercise the responsibilities and duties set out in this Charter.

2.	Membership

Number of Members

The Committee shall be appointed by the Board and shall be comprised of at least three members of the Board. The Lead Director of the Board shall be an ex officio member of the Audit Committee, unless otherwise appointed to be member of the Committee.

Independence of Members

Each member of the Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 – Audit Committees (the “Instrument”), as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Charter, work with management to develop the Audit Committee’s annual work-plan, provide reports of the Audit Committee to the Board and fulfill all other responsibilities as enumerated in the Company’s Committee Chair Position Description.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements, or shall otherwise meet the financial literacy requirements of the Instrument.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. If the Chair is not elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The term of the Chair of the Committee shall be up to four years.

3.	Meetings

Number of Meetings

The Committee shall meet at least quarterly and otherwise may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer, President or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be available to the other members of the Board. However, the Chair shall report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each meeting of the Audit Committee. Other Board members are also entitled to attend meetings of the Audit Committee, with notice to the Chair. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold meetings, or portions of meetings, at which management is not present.

The Committee shall meet at least quarterly with the auditors without the presence of management.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

Consultation

The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Committee, for the services of these advisors. The Committee shall also be permitted to communicate directly with the internal audit staff of the Company and entities controlled by the Company (together, the “Company Group”) (if any) and the auditors.

4.	Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by (i) any exchange upon which securities of the Company are traded, or (ii) any governmental or regulatory body exercising authority over the Company, in each case, as are in effect from time to time (collectively, the “Applicable Requirements”) including the functions and responsibilities set out in the Instrument.

Financial Executives

The Committee shall review and discuss with management and the Board the appointment and/or removal of the Chief Financial Officer and Chief Internal Auditor and recommend qualified candidates to the Board, as appropriate.

Financial Reports

(a)	General

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements. The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures.

(b)	Review of Annual Financial Reports

Prior to public release, the Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). At the Committee meeting at which the Company’s annual statements are to be reviewed, the Committee shall meet, in person, with representatives of the auditors and with the Company management to obtain information regarding the annual statements and the results of the audit including, but not limited to information concerning:

1.	the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting;

2.	accounting policies, judgments and estimates used by management;

3.	areas of audit emphasis;

4.	applicable regulatory compliance; and

5.	independence of auditors.

After completing its review, if advisable, the Audit Committee shall approve, and recommend for Board approval, the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A. The review by the Committee shall be completed prior to the issuance of a press release respecting the interim financial results. The Committee shall meet, in person, with representatives of the auditors and with the Company management to obtain information regarding the interim statements and to discuss the results of their preparation and review. At each meeting, the Committee will request that the auditors communicate to the Committee their findings based on the interim procedures performed by the auditors. In addition, the Committee will request that the auditors communicate any findings which would modify or change the report provided by the auditors to the Committee in connection with the Company’s last annual statements.

(d)	Review Considerations

In addition to the procedures referred to above, when conducting its review of the annual financial statements or the interim financial statements, the Audit Committee may:

(i)	receive a report from internal legal counsel, as requested, regarding any litigation claim or other contingency that could have a material effect on the financial statements;

(ii)	review the status of accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(iii)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under International Financial Reporting Standards;

(iv)	review any material changes in accounting policies and any significant changes or developments in accounting practices, independence standards and reporting practices and their impact on the financial statements as presented by management;

(v)	review with management and the auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(vi)	receive and review a report from management or internal audit on the effectiveness of financial disclosure procedures and internal controls over financial reporting;

(vii)	review any problems experienced by the auditors in performing the annual audit or quarterly procedures, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(viii)	obtain an explanation from management of all significant variances between comparative reporting periods;

(ix)	review the post-audit or management letter, containing the recommendations of the auditors, and management’s response and subsequent follow up to matters raised by the auditors;

(x)	review “whistleblowing” complaints received by Lead Director;

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors or management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements; and

(xii)	review interim and annual chief executive officer and chief financial officer certifications on financial statements and controls required by the Instrument.

(e)	Approval of Other Financial Disclosures

Prior to public release, the Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, publicly disseminated, other than press releases regarding monthly sales.

Other

The Audit Committee or the Chair shall be available to review with management and the auditors any material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews.

Managing the Relationship with the Auditors

(a)       Appointment and Compensation

The Audit Committee shall select and recommend to the Board for shareholder approval the appointment of the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(b)        Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management of the Company and the auditors as to financial reporting matters brought to its attention.

(c)       Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee. The Committee shall ensure that the Company requires and instructs the auditors to report directly to the Committee.

(d)       Audit Plan

At least annually, and prior to the commencement of each audit, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(e)       Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(f)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements.

(g)	Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and discuss, if necessary any abridgment or acceleration of the current policy of rotating lead partners of the external auditors.

(h)	Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

The Audit Committee shall satisfy the pre-approval requirement in the foregoing paragraph (h) if:

i)	the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company’s external auditor during the fiscal year in which the services are provided;

ii)	the Company or the relevant subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement;

iii)	the services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee, prior to the completion of the audit.

(i)	Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company and the mutual funds managed by the Company or its affiliates.

(j)	Communication with Internal Auditor

The internal auditor shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall review and approve on an annual basis the mandate and annual internal audit plan of the internal audit department and discuss with management the internal audit budget and staffing. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, reporting responsibilities and qualifications of the persons responsible for the internal audit function.

Internal Controls

(a)	General

The Audit Committee shall review the Company’s disclosure controls and procedures and internal controls over financial reporting.

(b)	Establishment, Review and Approval

The Audit Committee shall oversee management’s design, implementation and maintenance of appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure controls and procedures, and review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls; and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	the Company’s fraud prevention and detection procedure, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(iv)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls and procedures.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The details of such whistleblower procedures will be described in the Company’s Code of Business Conduct and Ethics and available on the employee website.

Audit Committee Disclosure

The Audit Committee shall approve any audit committee disclosures required by Applicable Requirements to be included in the Company’s disclosure documents.

Enterprise Risk Management Oversight

The Committee shall meet regularly with the Company’s Chief Executive Officer and President and shall review periodically with management the Company’s systems to monitor and manage major business risks and legal and ethical compliance programs. The Committee shall receive regular reports on compliance systems and procedures and reports on the Company’s risk management policies and procedures.

The Committee shall meet regularly with the Company’s Chief Risk Officer and other key risk personnel and shall review an Annual Risk Report from the Chief Risk Officer.

The Committee shall review reports from the Company’s Chief Technology Officer and shall review, at least annually, the Company’s cybersecurity program and the approach of management to cyber-related risks.

The Committee shall review and recommend to the Board for approval the risk related disclosure in the Company’s annual information form, financial statements and related management’s discussion and analysis.

Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Company’s Corporate Secretary, Chief Legal Officer and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with applicable law and management’s plans to remediate any deficiencies identified.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this Charter as the Audit Committee deems appropriate.

5.	Charter Review

The Committee shall review and update this Charter annually and present it to the Board for approval.

6.	No Rights Created

This Charter is a statement of broad policies and is intended as a component of the governance framework within which the Committee assists the Board in directing the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.